
03025014

This Form CB contains 10 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares
and
American Depositary Receipts
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy
Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
Not Applicable
(Date Tender Offer/Rights Offering Commenced)

* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Statement dated July 23, 2003 released by Olivetti relating to the final results of the voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares and savings shares of Telecom Italia.

(b) Not applicable

Item 2. Informational Legends

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on March 13, 2003.

(2) Not applicable.

Exhibit Index

Exhibit Number	Description
1.0*	English press release relating to the business combination dated March 12, 2003.
1.1**	English press release relating to the approval by the Olivetti and Telecom Italia Board of Directors of the merger plan dated April 15, 2003.
1.2***	Plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A., dated April 15, 2003.
1.3***	Report to the Board of Directors of Olivetti S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.4***	Report by the Board of Directors of Telecom Italia S.p.A. on the plan for the merger of Telecom Italia S.p.A. into Olivetti S.p.A. dated April 15, 2003.
1.5***	Preliminary version of Olivetti S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.6***	Preliminary version of Telecom Italia S.p.A.'s Annual Report for the fiscal year ended December 31, 2002.
1.7***	Auditors' report by Reconta Ernst & Young S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.8***	Auditors' report by Deloitte & Touche Italia S.p.A. relating to the exchange ratio of shares pursuant to Article 2501-quinquies of the Italian Civil Code.
1.9***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.0***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.1***	Olivetti S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.2***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2001.
2.3***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 2000.
2.4***	Telecom Italia S.p.A. Annual Report for the fiscal year ended December 31, 1999.
2.5****	English translation of the Information Document (and related annexes) deposited on May 14, 2003 with the Italian Stock Exchange and the Italian Securities and Exchange Commission pursuant to Article 70, paragraph 4 of CONSOB Regulation No. 11791 of May 14, 1999, as amended.

Annexes to Exhibit 2.5

I. Report of the directors of Olivetti S.p.A. pursuant to Article 2501-*quater* of the Italian Civil Code.****

II. Report of the directors of Telecom Italia S.p.A. pursuant to Article 2501-quater of the Italian Civil Code. ****

III. Merger plan referred to in Article 2501-*bis* of the Italian Civil Code with attached a copy of the bylaws of the Company Resulting from the Merger. ****

IV. Balance Sheet of Olivetti S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

V. Balance sheet of Telecom Italia S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

VI. Report of the auditing firm Deloitte & Touche Italia S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VII. Report of the auditing firm Reconta Ernst & Young S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VIII. JP Morgan Chase Bank Fairness Opinion, used by the directors of Olivetti S.p.A. for the purpose of establishing the exchange ratio. ****

IX. Summary description of the analyses carried out by JP Morgan Chase Bank, as Olivetti's financial advisor, with reference to its Fairness Opinion. ****

X. JP Morgan Chase Bank Confirmation Letter. ****

XI. Lazard Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of determining the exchange ratio. ****

XII. Summary description of the analyses carried out by Lazard, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XIII. Lazard Confirmation Letter. ****

XIV. Goldman Sachs Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of establishing the exchange ratio. ****

XV. Summary description of the analyses carried out by Goldman Sachs, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XVI. Conclusions reached by Professor Angelo Provasoli with regard to the valuation methodologies applied by JP Morgan in connection with its fairness opinion on the exchange ratio. ****

XVII. Extracts from the shareholders' agreements published pursuant to article 122 of the Consolidated Law. ****

XVIII. Report of the auditing firm Reconta Ernst & Young S.p.A. on its examination of the pro forma balance sheet and income statement amounts for Olivetti S.p.A. ****

XIX. Quarterly report of Olivetti S.p.A. as of March 31, 2003. ****

XX. Quarterly report of Telecom Italia S.p.A. as of March 31, 2003. ****

2.6 English translation of the Information Document (as previously furnished to the Securities and Exchange Commission as exhibit 2.5 to Form CB dated May 15, 2003) amended to reflect corrections at pages 6, 24, 43 and 73.*****

2.7 Balance sheet of Telecom Italia S.p.A. at December 31, 2002 (as previously furnished to the Securities and Exchange Commission as Annex V to exhibit 2.5 to Form CB dated May 15, 2003) amended to insert an inadvertently omitted table at page 214.*****

2.8 Olivetti's press release dated May 26, 2003 relating to the approval by the Olivetti's Extraordinary Shareholders' meeting of the plan of merger of Telecom Italia with and into Olivetti and the approval by the Olivetti's Ordinary Shareholders' Meeting of the financial statements for the year ended December 31, 2002. ******

2.9 Olivetti's press release dated May 26, 2003 relating to the determination of the offer price for the proposed cash tender offer for a portion of the Telecom Italia ordinary shares. ******

3.0 Olivetti press release relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to the intention to launch a voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares of Telecom Italia. *******

3.1 Olivetti's press release dated June 12, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders. ********

3.2 Olivetti's press release dated June 16, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders. *********

3.3 Statement dated June 19, 2003, released by Olivetti pursuant to Article 41 of CONSOB Regulation no. 11971/1999 relating to the agreement with Borsa Italian S.p.A. on the offer period for the tender offer and to the authorization by CONSOB to the publication of the offer document. **********

3.4 Offer document dated June 20, 2003, relating to the voluntary partial tender offer pursuant to Article 102 et seq. of Italian Legislative Decree no. 58/1998 for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of Telecom Italia S.p.A. Offeror: Olivetti S.p.A. ***********

3.5 ADS Letter of Transmittal to accept the Offer of Olivetti S.p.A. for outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary Shares of Telecom Italia S.p.A. (evidenced by American Depositary Receipts) of Telecom Italia S.p.A. pursuant to the Offer described in the Offer Document, dated June 20, 2003. ***********

3.6 U.S. Ordinary Letter of Transmittal for the tender offer for Ordinary Shares of Telecom Italia S.p.A. promoted by Olivetti S.p.A. ***********

3.7 Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees dated June 20, 2003 relating to the Offer. ***********

3.8 Letter to Clients dated June 20, 2003 relating to the Offer. ***********

3.9 Notice of Guaranteed Delivery to accept the Offer of Olivetti S.p.A. for outstanding Ordinary Share American Depositary Shares representing 10 underlying Ordinary shares of Telecom Italia S.p.A. (evidenced by American Depositary Receipts) of Telecom Italia S.p.A. pursuant to the Offer as described in the Offer Document, dated June 20, 2003. ***********

3.10 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. ***********

3.11 Notice pursuant to Article 38.2 of CONSOB Regulation No. 11971 of May 14 1999, following CONSOB's Decision of June 18, 2003 authorizing release of the Offer Document relating to the voluntary partial cash tender offer made by Olivetti S.p.A. for ordinary shares (including ordinary shares represented by American Depositary Shares—ADSs) of Telecom Italia S.p.A., as published on the U.S. Edition of the Financial Times on June 23, 2003. ***********

4.0 Information Statement dated July 1, 2003 relating to the Merger of Telecom Italia S.p.A. ("Telecom Italia") into Olivetti S.p.A. ("Olivetti") prepared for the Telecom Italia savings shareholders resident in the United States to provide information in connection with the Merger of Telecom Italia with and into Olivetti (the "Information Statement"). ************

4.1 Annex A to the Information Statement: Telecom Italia's Annual Report on Form 20-F for the year ended December 31, 2002 (File No. 1-3882). ************

5.0 Olivetti press release dated July 7, 2003 in response to certain market rumors published by the press and reported in certain analyst reports. *************

6.0 Statement dated July 18, 2003 released by Olivetti relating to the preliminary results of the voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares and savings shares of Telecom Italia. **************

7.0 Statement dated July 23, 2003 released by Olivetti relating to the final results of the voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares and savings shares of Telecom Italia.

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* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 13, 2003

** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 16, 2003

*** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 24, 2003

**** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated May 15, 2003

***** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB/A dated May 21, 2003

****** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated May 27, 2003

******* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 5, 2003.

******** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 13, 2003.

********* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 16, 2003.

********** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 20, 2003.

*********** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 23, 2003.

************ Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 7, 2003.

************* Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 8, 2003.

************** Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated July 18, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Olivetti S.p.A.

Name: Loris Bisone
Title: General Counsel

Date: July 23, 2003

EXHIBIT 7.0

OLIVETTI: FINAL RESULTS FOR THE VOLUNTARY PUBLIC TENDER OFFER FOR TELECOM ITALIA ORDINARY AND SAVINGS SHARES

Ivrea, 23 July 2003

Further to the statement released on 18 July 2003 with the preliminary results of its voluntary public tender offer for a portion of Telecom Italia ordinary shares (also represented by American Depositary Shares – ADS) and a portion of Telecom Italia savings shares, Olivetti announces the official final results of the offer.

The total number of tendered shares were as follows:

(i) **512,280,322** Telecom Italia ordinary shares (including shares represented by ADS), representing approximately **9.73%** of Telecom Italia voting stock and approximately **56.36%** of the ordinary shares for which the offer (for ordinary shares) was made (including shares represented by ADS), for an overall consideration of **4,103.4** million Euros;

Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

(ii) **242,936,252** Telecom Italia savings shares, representing approximately **11.83%** of Telecom Italia savings share capital and **68.52%** of the savings shares for which the offer (for savings shares) was made, for an overall consideration of **1,170.9** million Euros.

Olivetti will accept all the shares that have been tendered and will not apply pro ration procedures.

As a result of the offer, Olivetti holds a total of **3,403,937,004** Telecom Italia ordinary shares (including shares represented by ADS) and **242,936,252** Telecom Italia savings shares, representing, respectively, **64.68%** of Telecom Italia ordinary share capital and **11.83%** of Telecom Italia savings share capital.

Title to the tendered shares will be transferred to the offeror on the day on which the notice communicating the above information is published in a number of daily newspapers. Publication of the notice in Italy is expected to be tomorrow, 24 July 2003.

The public tender offer was made in the context of the merger by incorporation of Telecom Italia with and into Olivetti as approved by the Shareholders' Meetings of the two companies held on 24 and 26 May 2003 respectively (the "Merger").

The consideration will be paid to tendering shareholders no later than five business days after the date on which the Merger becomes effective, which is expected to be in the first half of August. The payment date will be announced in a special notice issued no later than the business day after the Merger date.

JPMorgan Chase Bank acted as Financial Advisor to Olivetti for the operation. Other advisors in connection with the public tender offer in Italy were Banca Intesa S.p.A. and UniCredit Banca Mobiliare S.p.A.

The Global Co-ordinator for the collection of acceptances was Società per Amministrazioni Fiduciarie "SPAFID" S.p.A.